Exhibit 4.4

THE WARRANT REPRESENTED BY THIS CERTIFICATE AND THE SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE LAWS OF ANY JURISDICTION. NEITHER THE WARRANT NOR SUCH SHARES MAY BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

Ordinary Shares

WARRANT TO PURCHASE ORDINARY SHARES OF

Nano-X Imaging Ltd. (the “Company”)
Incorporated under the Laws of Israel

ISSUED ON September 2, 2019 (the “Effective Date”)

Void after 5:00 p.m., Israel Time, on                   , 2021 (the “Expiration Date”)

The Company hereby grants to                   (the “Holder”) this Warrant to acquire                      fully paid and non-assessable Ordinary Shares of NIS 0.01 of the Company (the “Warrant Shares”), at the Exercise Price (as defined below), all subject to the terms and conditions set forth herein.

1. Definitions. In this Warrant, the following terms shall have the following meanings:

a.          “Affiliate” means any corporation, firm, partnership or other entity which directly or indirectly controls or is controlled by or is under common control with the Company. “Control” means ownership, directly or through one or more Affiliates, of more than fifty percent (50%) of the shares of stock entitled to vote for the election of directors, in the case of a corporation, or more than fifty percent (50%) of the equity interests in the case of any limited liability company or other type of legal entity, or status as a general partner in any partnership.

b.          “Company” has the meaning set forth in the preamble hereto.

c.          “Effective Date” has the meaning set forth in the preamble hereto.

d.          “Exercise Price” means $          per Warrant Share.

e.          “Expiration Date” has the meaning set forth in the preamble hereto.

f.          “Holder” has the meaning set forth in the preamble hereto.

g.          “Incorporation Documents” means the Memorandum and Articles of Association of the
Company, as such Memorandum and Articles of Association may be amended, restated or supplemented from time to time.

h.          “Warrant Shares” has the meaning set forth in the preamble hereto.

i.          “Vested Warrant” means any part of the Warrant which vests according to Section 2 below.

2.          Vesting Period.
a.          The Warrant shall be fully vested upon grant.

3.          Exercise of the Warrant.

a.          Exercise and Termination.

(i)          Each portion of Vested Warrant shall be exercisable immediately when vested.

(ii)          The Holder must exercise this Warrant prior to the Expiration Date, after which it will become void.

(iii)          Upon exercise of the Vested Warrant, the Company shall issue the Warrant Shares to the Holder. The Holder will provide the Company the information required in order to appropriately record the issuance.

b.          Procedure. The Holder may exercise any part of the Vested Warrant, in whole or in part, by notifying the Company and making actual payment in cash to the Company, of the full aggregate Exercise Price for all, or for part, as applicable, the Warrant Shares, prior to the Expiration Date. Payment of the Exercise Price shall be made in cash or certified check or by bank draft in lawful money of the United States of America. In any event set-off would not be considered as payment.

4.          Rights. The Holder acknowledges that the Warrant Shares enjoy such rights as provided in the Incorporation Documents, which may be amended from time to time, and no assurance or warrant is given with respect to such rights at any time in the future. The Holder further acknowledges that the Warrant Shares reflect an ownership percentage which may be diluted from time to time. The Holder accepts the Warrant under no representations or warranties on the part of the Company.

5.          Notices. Any notice required or contemplated by this Warrant, including the notice of exercise of the Warrant, shall be delivered to the Company by electronic mail to Tal Shank: tal.s@nanox.vision

6.          Acceleration upon change of control. Upon a Change Control (as defined below), 50% of the portion of the Warrant then unvested shall immediately and automatically be vested. “Change of Control” shall mean: (i) a sale or other disposition of all or substantially all of the assets of the Company to another company, which is not controlled by the shareholders of the Company; (ii) a merger or acquisition transaction, following which the shareholders of the Company immediately prior to the transaction hold less than 50% of the rights in the surviving entity; or (iii) an initial public offering of the Company’s securities. Notwithstanding the foregoing, it is agreed that an event whereby existing shareholders increase their holdings in the Company, and upon such increase become, directly or indirectly, owners of 50% or more of the outstanding shares of the Company, such occurrence shall not be regarded as Change in Control.

7.          Non-Assignability. Holder may not assign any of the rights or obligations granted under this Warrant.

8.          Choice of Law. This Warrant is issued under and shall for all purposes be governed by and construed in accordance with the internal laws of Israel, without giving effect to principles of conflicts of law.

IN WITNESS WHEREOF, each of the Company and the Holder has executed this Warrant as of the date first written above.

COMPANY:
NANO-X IMAGING Ltd.

By:
Name: Ran Poliakine
Title: CEO

HOLDER:

By:
Name:
Title:

Address:
Email: